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                             UNITED STATES              OMB Number: 3235-0145
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                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                         (Amendment No. 5)*


                          Cedar Fair, L.P.
                          (Name of Issuer)



      Depositary Units respresenting limited partner interests
                   (Title of Class of Securities)



                            150185-10-6
                           (CUSIP Number)


   Check the _ following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of
   Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              The Exhibit Index is located at Page 12
                         Page 1 of 19 pages

          CUSIP NO. 150185-10-6          13-G            Page 2 of 19 Pages

     1   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Pearson plc
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   __
                                                         (a)|_X|
                                                             __
                                                         (b)|__|
     3   SEC USE ONLY
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
                 5  SOLE VOTING POWER

                    --
                 6  SHARED VOTING POWER
     NUMBER OF
                    1,268,024
      SHARES
   BENEFICIALLY  7  SOLE DISPOSITIVE POWER
     OWNED BY
       EACH         --
     REPORTING   8  SHARED DISPOSITIVE POWER
    PERSON WITH
                    1,268,024
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,268,024

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         --
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%
     12  TYPE OF REPORTING PERSON*

         CO

          CUSIP NO. 150185-10-6          13-G            Page 3 of 19 Pages

     1   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Pearson Inc.
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  __
                                                        (a)|_X|
                                                            __
                                                        (b)|__|

     3   SEC USE ONLY
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                 5 SOLE VOTING POWER

                   --
                 6 SHARED VOTING POWER
     NUMBER OF
      SHARES       1,268,024
   BENEFICIALLY  7 SOLE DISPOSITIVE POWER
     OWNED BY
       EACH        --
     REPORTING   8 SHARED DISPOSITIVE POWER
    PERSON WITH
                   1,268,024
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,136,228

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         --
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%
     12  TYPE OF REPORTING PERSON*

         CO

          CUSIP NO. 150185-10-6          13-G            Page 4 of 19 Pages

     1   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Ardmore Holding Company
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    __
                                                          (a)|_X|
                                                              __
                                                          (b)|__|
     3   SEC USE ONLY
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
                 5 SOLE VOTING POWER

                   --
                 6 SHARED VOTING POWER
     NUMBER OF
      SHARES       640,426
   BENEFICIALLY  7 SOLE DISPOSITIVE POWER
     OWNED BY
       EACH        --
     REPORTING   8 SHARED DISPOSITIVE POWER
    PERSON WITH
                   640,426
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         640,426

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         --
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.9%
     12  TYPE OF REPORTING PERSON*

         CO

          CUSIP NO. 150185-10-6          13-G            Page 5 of 19 Pages

     1   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Rycade Capital Corporation
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   __
                                                         (a)|_X|
                                                             __
                                                         (b)|__|
     3   SEC USE ONLY
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                 5 SOLE VOTING POWER

                   --
     NUMBER OF   6 SHARED VOTING POWER
      SHARES
   BENEFICIALLY    640,426
     OWNED BY    7 SOLE DISPOSITIVE POWER
       EACH
     REPORTING     --
    PERSON WITH  8 SHARED DISPOSITIVE POWER

                   640,426
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         640,426

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         --
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.9%
     12  TYPE OF REPORTING PERSON*

         CO

          CUSIP NO. 150185-10-6          13-G            Page 6 of 19 Pages

     1   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Summit Holding Partners
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    __
                                                          (a)|_X|
                                                              __
                                                          (b)|__|
     3   SEC USE ONLY
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                 5 SOLE VOTING POWER

                   --
                 6 SHARED VOTING POWER
     NUMBER OF
      SHARES       627,598
   BENEFICIALLY  7 SOLE DISPOSITIVE POWER
     OWNED BY
       EACH        --
     REPORTING   8 SHARED DISPOSITIVE POWER
    PERSON WITH
                   627,598
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         627,598

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         --
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.8%
     12  TYPE OF REPORTING PERSON*

         PN

          CUSIP NO. 150185-10-6          13-G            Page 7 of 19 Pages

   Item 1(a).     Name of Issuer:

                  Cedar Fair, L.P.

   Item 1(b).     Address of Issuer's Principal Executive Office:

                  P.O. Box 5006
                  Sandusky, Ohio 44871-8006.

   Item 2(a).     Name of Persons Filing:

                  Pearson plc
                  Pearson Inc.
                  Ardmore Holding Company
                  Rycade Capital Corporation
                  Summit Holding Partners.

   Item 2(b). Address of Principal Business Office or, if none, residence:

                  Pearson plc
                  Millbank Tower
                  London SW1P 4QZ

                  Pearson Inc.
                  One Rockefeller Plaza
                  New York, New York 10020

                  Ardmore Holding Company
                  Rycade Capital Corporation
                  Summit Holding Partners
                  In care of Camco International, Inc.
                  7030 Ardmore Street
                  Houston, Texas 77054.

   Item 2(c).     Citizenship or Place of Organization:

                  Pearson plc is a corporation organized under the laws of the United Kingdom. Pearson Inc. is a Delaware corporation. Ardmore Holding Company is a Texas corporation. Rycade Capital Corporation is a Delaware corporation. Summit Holding Partners is a Delaware general partnership.

          CUSIP NO. 150185-10-6          13-G            Page 8 of 19 Pages

   Item 2(d).     Title of Class of Securities:

                  Depositary Units representing limited partner interest ("Units").

   Item 2(e).     CUSIP Number:

                  150185-10-6.

   Item 3.        If this statement is filed pursuant to
                  Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

   Item 4.        Ownership:

                  This Schedule 13G amends the Schedule 13G previously filed by Pearson plc ("Pearson plc"), Pearson Inc. ("Pearson Inc."), Rycade Capital Corporation ("Rycade"), Ardmore Holding Company ("Ardmore") and Summit Holding Partners ("Summit"), as such Schedule 13G has been amended prior to the date hereof, in order to reflect that Ardmore has sold 30,100 Units of Cedar Fair, L.P. pursuant to Rule 144 under the Securities Act of 1933 in broker's transactions during the period of December 13, 1993 through February 14, 1994. Additionally, Ardmore intends to make further sales as described in the Form 144 filed on December 13, 1993, and Ardmore, Pearson plc, Pearson Inc., Rycade and Summit may make further sales from time to time, in each case subject to market conditions.

                  On December 31, 1993, Mr. David Veit, President and a Director of Pearson Inc., and a Director of Pearson plc, ceased to be a Director of Cedar Fair Management Company which is a general partner of Cedar Fair, L.P. With respect to the foregoing, attached hereto as Exhibits B, C, D and E are letters between Mr. Veit and Mr. Richard Kinzel, President and Chief Executive Officer of Cedar Fair Management Company.

          CUSIP NO. 150185-10-6          13-G            Page 9 of 19 Pages

                  As of February 14, 1994, Pearson plc was beneficial owner (as defined in Rule 13d-3 under the Act) of 1,268,024 Units constituting 5.7% of such Units then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act), Pearson Inc. was beneficial owner of 1,136,228 Units constituting 5.1% of such Units then outstanding, Rycade and Ardmore were beneficial owners of 640,426 Units constituting 2.9% of such Units then outstanding and Summit was beneficial owner of 627,598 Units constituting 2.8% of such Units then outstanding. Ardmore is wholly-owned by Rycade. Rycade is wholly-owned by Pearson Inc. Summit is owned by its sole general partners, Millbank Technology Partnership Holdings Incorporated, a Delaware corporation ("Millbank"), and Walker Holding Company, a Delaware corporation ("Walker"), in the proportion of 79% and 21%, respectively. Pearson Inc., Rycade, Ardmore, Millbank and Walker are all indirect wholly-owned subsidiaries of Pearson plc, a company headquartered in London, England, the capital stock of which is publicly traded on the Stock Exchange, London. Ardmore is the record holder of 640,426 Units. Summit is the record holder of 627,598 Units. Pearson plc and Pearson Inc. share in the power to (1) vote or to direct the vote and
                  (2) dispose or to direct the disposition of 1,268,024 Units of Cedar Fair, L.P. Rycade and Ardmore share in the power to (1) vote or to direct to vote and (2) dispose or to direct the disposition of 640,426 Units. Summit shares in the power to (1) vote or to direct the vote and
                  (2) dispose or to direct the disposition of 627,598 Units.

   Item 5.        Ownership of Five Percent or Less of a Class:

                  Not Applicable.

   Item 6.        Ownership of More than Five Percent on Behalf of
                  Another Person:

                  Not Applicable.

          CUSIP NO. 150185-10-6          13-G           Page 10 of 19 Pages

   Item 7.        Identification and Classification of the
                  Subsidiaries Which Acquired the Security Being
                  Reported on By the Parent Holding Company:

                  Not Applicable.

   Item 8. Identification and Classification of Members of the Group:

                  See Attached Exhibit A.

   Item 9.        Notice of Dissolution of the Group:

                  Not Applicable.

   Item 10.       Certification:

                  Not Applicable.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   ________________________
   Date:  February 14, 1994
                                 PEARSON PLC,

                                   by  /s/   David M. Veit
                                      ____________________
                                      Name:  David M. Veit
                                      Title:  Director

                                 PEARSON INC.,

                                   by /s/    David M. Veit
                                      ____________________
                                      Name:  David M. Veit
                                      Title:  President

          CUSIP NO. 150185-10-6          13-G           Page 11 of 19 Pages

                                 ARDMORE HOLDING COMPANY,

                                   by   /s/  Herbert S. Yates
                                      _______________________
                                      Name:  Herbert S. Yates
                                      Title:  Treasurer

                                 RYCADE CAPITAL CORPORATION,

                                   by /s/    Herbert S. Yates
                                      _______________________
                                      Name:  Herbert S. Yates
                                      Title: Treasurer and
                                              Vice President

                                 SUMMIT HOLDING PARTNERS,

                                   by Walker Holding Inc.,
                                      a General Partner,

                                   by /s/    Thomas W. Everitt
                                      ________________________
                                      Name:  Thomas W. Everitt
                                      Title: President

          CUSIP NO. 150185-10-6          13-G           Page 12 of 19 Pages

                             EXHIBIT INDEX


   Exhibit                                                      Page

   Exhibit A - Identification of Members of the Group             13

   Exhibit B - Letter dated January 10, 1994,
               from Mr. Veit to Mr. Kinzel                        14

   Exhibit C - Letter dated January 13, 1994,                     15
               from Mr. Kinzel to Mr. Veit

   Exhibit D - Letter dated January 31, 1994,
               from Mr. Veit to Mr. Kinzel                        17

   Exhibit E - Letter dated February 14, 1994,
               from Mr. Veit to Mr. Kinzel                        19

          CUSIP NO. 150185-10-6          13-G           Page 13 of 19 Pages

                               EXHIBIT A

                Identification of Members of the Group


   Pearson plc                   A corporation organized under the
                                 laws of the United Kingdom.

   Pearson Inc.                  A Delaware corporation.

   Ardmore Holding Company       A Texas corporation and a wholly-
                                 owned subsidiary of Rycade Capital
                                 Corporation.

   Rycade Capital Corporation    A Delaware corporation and an
                                 indirect wholly-owned subsidiary of
                                 Pearson Inc.

   Summit Holding Partners       A Delaware general partnership.

          CUSIP NO. 150185-10-6          13-G           Page 14 of 19 Pages

                               EXHIBIT B

                                PEARSON

   STRICTLY PRIVATE & CONFIDENTIAL

                                                    January 10, 1994

   Mr. Richard L. Kinzel
   Cedar Fair, L.P.
   C.N.5006
   Sandusky, Ohio 44870

   Dear Dick:

        I have received your letter of December 31, 1993 outlining the action taken by the shareholders of Cedar Fair Management
   Company and a copy of a press release dated January 5, 1994.

        You should be aware that the other six ex-directors share the sentiments expressed by Jim Biggar. Consequently, I trust that you will be making the appropriate disclosure on Form 8-K concerning a disagreement as to a matter of policy.

        I imagine it would also be necessary for you in that filing to explain the apparent conflict between the statements in your letter of December 31 and the failure to reelect the three distinguished members of the board who had been appointed since 1990 as a result of a search led by yourself.

         I should also point out that the press release of January 5 might be construed as implying that the action was 'business as usual' because of the reference to a regular annual meeting. Regular meetings can only be called by the directors. Equally it is only the directors (and not the shareholders) who can determine the size of the board. No doubt you will take steps to correct in public any misunderstanding about the nature of the shareholders meeting and the actions taken at it.


                                      Sincerely,


                                      /s/  David M. Veit
                                      __________________
                                           David M. Veit

   cc:  Mary Ann Jorgenson
        Donald H. Messinger
        Thomas A. Tracy

          CUSIP NO. 150185-10-6          13-G           Page 15 of 19 Pages

                               EXHIBIT C

   Cedar Point
   Valleyfair                              Cedar Fair L.P.
   Dorney Park &                           Post Office Box 5006
   Wildwater Kingdom                       Sandusky, OH 44871-8006
                                           (419) 626-0830

   Cedar Fair
   _________________________________________________________________
   Richard L. Kinzel President & Chief Executive Officer


   January 13, 1994



   Mr. David M. Veit
   PEARSON, INC.
   One Rockefeller Plaza
   New York, New York 10020

   Dear David:

   I have received your January 10, letter. As I tried to express to you during our telephone conversation and in my December 31, letter to you, I and the other shareholders of Cedar Fair Management Company appreciate very much your many contributions to Cedar Fair and hold you in high esteem.

   I can assure you that the selection of a new Board of Directors was not the result of any disagreement as to matters of policy. We merely determined that a new Board would provide the opportunity for fresh ideas on a variety of issues and that now was an appropriate time to elect a new Board. We believe that our actions are in the best interests of the Unitholders. Inasmuch as Pearson remains a major holder of Units, I can assure you that we will continue to manage the company in a manner that justifies your investment in Cedar Fair.

   You also referred to Jim Biggar's sentiments. I have written to Jim, and, in light of your letter, I thought you would be interested in my response, so a copy of that letter is enclosed.

   We believe that we have acted properly and in accordance with Ohio law and our governing documents in effecting the election of the new Board of Directors. We also are completely satisfied that we have accurately discharged our public reporting responsibilities.

          CUSIP NO. 150185-10-6          13-G           Page 16 of 19 Pages


   David M. Veit
   January 13, 1994
   Page two



   I hope that, in time, you will concur that our actions were taken solely to advance the best interests of all Unitholders. As I said to Jim in my letter, I am willing to meet to discuss the events of the past year on a one-on-one basis with our former directors, and I extend that offer to you. Please let me know if you would like to meet with me.

   Sincerely,



   /s/ Richard L. Kinzel
   _____________________
       Richard L. Kinzel
       President and Chief
        Executive Officer


   RLK/bsl

   Enclosure

   cc:  Mary Ann Jorgenson, Esq.
        Donald H. Messinger, Esq.
        Thomas A. Tracy
        James L. Miears

          CUSIP NO. 150185-10-6          13-G           Page 17 of 19 Pages

                               EXHIBIT D

                                PEARSON


   STRICTLY PRIVATE & CONFIDENTIAL

                                                    January 31, 1994

   Mr. Richard L. Kinzel
   Cedar Fair, L.P.
   P.O. Box 5006
   Sandusky, Ohio 44870

   Dear Dick:

        Thank you for your letter of January 13. Section 1 of the Regulations of Cedar Fair Management Company states that the annual meeting of shareholders of the Company shall be held at such time and on such business day as the directors may determine each year. Section 2 deals with Special Meetings and covers the calling of meetings by the President or others. Since you told me that you had personally convened the meeting on December 31 it can only have been a Special Meeting and should have been described as such in your Press Release. I should be grateful if you would make the necessary correction in the public record.

        Nothing that you have written or said so far has convinced me or the other six ex-directors that the disagreements over compensation policy were not a contributing factor to your actions. Review of the minutes of the Compensation Committee and your communications with them over the past two years or so would make that obvious. To suggest that a desire for 'fresh ideas' is a justification for acting without prior consultation or warning in such a radical manner implies a serious misunderstanding of appropriate corporate governance. One of the most disturbing aspects of this affair is the chilling effect it will have on the independence of any future director of the Management Company. How will any member of the Board or its committees be expected to act with true independence when a small group of senior executives has shown that it is prepared summarily to remove directors without warning in pursuit of 'fresh ideas'? Any suggestion that prior consultation about the composition of the board might have threatened your personal position would be an insult to the integrity of the previous board of directors.

          CUSIP NO. 150185-10-6          13-G           Page 18 of 19 Pages

   Mr. Richard L. Kinzel
   January 31, 1994
   Page 2


        You appear to have disregarded the fact that over the years the directors were extremely supportive of proposed acquisitions and new development and urged management to strengthen its strategic planning capabilities to further these initiatives. Your letter to Jim Biggar seems to imply that good overall operating and financial performance is all that matters and that the directors have no role in holding management accountable for major investments. We all hope that Dorney will turn out to be a good investment but it is certainly lagging management's original projections, and a board would be in dereliction of its duties in not reviewing such a project and satisfying itself that management had a credible plan to get it back on track.

         You refer in your letter to Pearson's role as a major holder of Units. This mutually satisfactory relationship dates back to 1980, and you can imagine the incredulity of my colleagues when all I can produce as an explanation of your behavior is that you felt you needed 'fresh ideas' and therefore launched a midnight coup against their representative and six other respected businessmen, three of whom were invited by you in recent years to join the Board. They are obviously concerned that the checks and balances of good corporate governance demanded by institutional investors may be missing in this situation.

        I remain hopeful that you will make the appropriate public disclosure.


                                      Sincerely yours,


                                      /s/  David M. Veit
                                      __________________
                                           David M. Veit

   DMV/jk
   cc:  Mary Ann Jorgenson
        Donald A. Messinger
        Thomas A. Tracy

          CUSIP NO. 150185-10-6          13-G          Page 19 of 19 Pages


                                EXHIBIT E

                                 PEARSON

                                                         February 14, 1994

     BY TELECOPIER

     Mr. Richard L. Kinzel
     Cedar Fair, L.P.
     P.O. Box 5006
     Sandusky, Ohio 44871

     Dear Dick:

          As I informed you by telephone last Friday, Pearson is today filing an amendment to its Schedule 13G. This reflects the sale by Pearson of 30,100 units last December under Rule 144 and the fact that I am no longer a director of Cedar Fair Management Company. I also told you that, subject to market conditions, we would be selling a further 192,302 units to complete the sale indicated in our 144 filing last December. Following such sale we would intend to retain the remainder of our holding (1,075,722 units or 4.8% of the outstanding units) for the time being although we may make further sales from time to time, subject to market conditions.

               In light of circumstances outlined above we have been advised that we should attach the correspondence shown as exhibits to out 13 G Amendment to ensure full disclosure of all material information. Although my letters to you speak for themselves I think it is only fair to reiterate that they relate solely to matters of corporate governance and there is no implication that the incentive fees paid by the Partnership to the Management Company were other than as contractually agreed. The disagreement concerned the allocation of such fees among management and employees of Cedar Fair. Equally, while I as a director believed that individual aspects of the Partnership's operations should be subject to appropriate review, there were never any concerns about the overal results.


                                   Sincerely yours,

                                   /s/ David M. Veit
                                   -----------------
                                       David M. Veit

     cc:  Mary Ann Jorgenson
          Donald A. Messenger
          Thomas A. Tracy